

July 1, 2021

Harold W. Andrews, Jr.
Chief Financial Officer
Sabra Health Care REIT, Inc.
18500 Von Karman Avenue, Suite 550
Irvine, CA 92612

> **Re: Sabra Health Care REIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-34950**
> **Form 8-K**
> **Filed May 5, 2021**
> **File No. 001-34950**

Dear Mr. Andrews:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed May 5, 2021

Exhibit 99.1
Same-Store Senior Housing - Managed Occupancy and NOI Margins, page 2

1. We note your presentation of "Cash NOI Margin" and "Cash NOI Margin, excluding COVID-19 pandemic expenses and grant income" for your wholly-owned portfolio and the Enlivant Joint Venture. Please revise your presentation in future filings to clarify how these measures are calculated and comply with footnote 27 of Rule 33-8176 which requires a reconciliation of each non-GAAP financial measure used in the calculation and presentation of the ratio as calculated using the most directly comparable GAAP financial measure.

Harold W. Andrews, Jr.
Sabra Health Care REIT, Inc.
July 1, 2021
Page 2

2. Please tell us, and enhance future filings to describe the nature of the COVID-19 pandemic expenses and grant income and how you were able to determine they are incremental to your normal operations and nonrecurring. Refer to CF Disclosure Guidance: Topic No. 9.

Exhibit 99.3
Cash NOI by Facility Type, page 6

3. Please describe and disclose in further detail the annualizing adjustments made to same store cash NOI.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Jeffrey Lewis at (202) 551-6216 or Kristi Marrone at (202) 551-3429 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction